EXHIBIT 30(d)(xxxvii)

RIDER FOR SCHEDULED TERM INSURANCE BENEFIT
ON LIFE OF INSURED

This benefit is a part of this contract only if it is included in the list of supplementary benefits on the contract data pages.

BENEFIT

If we receive due proof that the Insured died while this rider was in force, we will include the amount of this benefit in any proceeds under the contract that may arise from that death. But our payment is subject to all the provisions of the benefit and of the rest of this contract.

We show the Schedule of Benefit Amounts on the contract data pages.

RIDER PREMIUMS AND CHARGES

We show the premiums for this rider on the contract data pages. From each premium payment, we make the deductions as shown in these pages and the balance is the invested premium amount which is added to the contract fund.

The monthly charge for this rider is deducted on each monthly date from the contract fund. (See the contract data pages.)

REQUESTED CHANGES IN SCHEDULE OF BENEFIT AMOUNTS

You may change the Schedule of Benefit Amounts once each contract year, while this rider is in force. You may do so subject to the following conditions:

1. You must ask for the change in writing and in a form that meets our needs.

2. The change must be one permitted by our then current underwriting rules.

3. For an increase, you must give us any facts we need to satisfy us that the Insured is insurable for the amount of the increase in the rating class in effect at issue as shown on page 3. We will not approve an increase if we are paying premiums according to any payment of premiums benefit that may be included in the contract.

4. You must pay us any required underwriting fee.

5. You must send us the contract to be endorsed.

CONVERSION TO ANOTHER PLAN OF INSURANCE

RIGHT TO CONVERT CONDITIONS

You may be able to exchange all or part of the term insurance under this Benefit for a new contract of life insurance on the Insured's life. You will not have to prove that the Insured is insurable. When we use the phrase new contract in this provision, we mean the contract for which the term insurance may be exchanged.

CONDITIONS

Your right to make this exchange is subject to all these conditions: (1) You must ask for the exchange in writing and in a form that meets our needs. (2) You must send this contract to us to be endorsed. (3) We must have your request and the contract at our Home Office while this rider is in force and not later than the second to occur of (a) the fifth contract anniversary; and (b) the contract anniversary on which the Insured's attained age is 65. (4) This Benefit amount will be reduced by the exchanged amount of term insurance and premiums will be reduced accordingly.

The new contract will not take effect unless the premium for it is paid while the Insured is living and within 31 days after its contract date. If the premium is paid as we state, it will be deemed that: (1) the insurance under the new contract took effect on its contract date; and (2) the exchanged amount of term insurance ended just before that contract date. With respect to the part of the last premium that was used to pay for the exchanged amount of term insurance, we will return any of such part that is more than was needed to pay premiums to the contract date of the new contract.

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CONTRACT DATE

The date of the new contract will be the date you ask for in your request. But it may not be more than 61 days after the date of your request. It may not be later than the second to occur of (a) the fifth contract anniversary; and (b) the one on which the Insured's attained age is 65. And it may not be more than 31 days before we have your request at our Home Office.

CONTRACT SPECIFICATIONS

The new contract will be in the same rating class as this contract. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

The new contract may be on any life or endowment plan we would regularly issue on its contract date for the same rating class, amount, issue age and sex. But it cannot be any of these: (1) a single premium contract; (2) one that insures anyone in addition to the Insured; (3) one that includes or provides for term insurance other than extended insurance; or (4) one with premiums that increase after a stated time, if its first premium is less than 80% of any later premium.

The new contract's face amount will be the amount you ask for in your request. It must be at least $10,000 and not more than the amount of term insurance that would have been in force under this Benefit on the contract date of the new contract if there had been no exchange. The face amount you want might be less than the smallest amount we would regularly issue on the plan you wish. In that case we will issue a new contract for as low as $10,000 on the Life Paid Up at Age 85 plan if you ask us to do so.

The new contract may have supplementary benefits only if you give us any facts we need to satisfy us that the Insured is insurable for the benefit(s), and if we consent.

MISCELLANEOUS PROVISIONS

CHANGES

You may be able to have this Benefit changed to a new contract of life insurance other than in accord with the requirements for exchange that we state above. But any change may be made only if we consent, and will be subject to conditions and charges that are then determined.

SUICIDE

The Suicide Exclusion provision of the contract applies to this rider as issued.

The following statement applies only with respect to any increase in coverage that results from a request you make in accordance with this rider. If the Insured, whether sane or insane, dies by suicide within two years from the date of your application for the increase, we will pay no more than the sum of the premiums paid for the increase.

TERMINATION

This rider will end on the earliest of:

1. the end of the last year for which a benefit is shown in the Schedule of
Benefit Amounts;

2. the end of the last day before the contract date of any other contract for which the term insurance under this Benefit is exchanged or changed;
but this applies only if the amount of term insurance left under the benefit after the exchange or change is less than the minimum allowed by our rules;

3. the end of the last day of grace if the contract is in default;

4. the date the contract is surrendered under its Cash Value Option, if it has one; and

5. the date the contract ends for any other reason.

Further, if you ask us in writing, we will cancel the rider as of the last monthly date on or before the date we receive your request. If we do so, or if the rider ends as we describe in 2 above, contract premiums and monthly charges due then and later will be reduced accordingly.

This Supplementary Benefit rider attached to this contract on the Contract Date

The Prudential Insurance Company of America,

By /s/ DOROTHY K. LIGHT
------------------------
Secretary

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